

April 17, 2018

Brendan Kennedy
President and Chief Executive Officer
Tilray, Inc.
1920 Eastlake Avenue E.
Seattle, WA 98102

> **Re: Tilray, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted March 19, 2018**
> **CIK No. 0001731348**

Dear Mr. Kennedy:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted on March 19, 2018

Cover page

1. Is your offering contingent on obtaining a Nasdaq listing? If it is not, please revise to clarify the possibility that you will not obtain a listing and provide a relevant risk factor discussion.

Prospectus Summary
Our Company, page 1

2.

We note that your Summary, Letter from CEO and Business - Our Company discussions include the following promotional claims without sufficient balancing disclosure to provide the proper context:

- you were one of the first licensed cannabis dealers in Canada under the NCR;
- you are a global pioneer with a multinational supply chain and distribution network;
- you have exclusive rights to bring a broad based portfolio of adult use brands and products to Canadian consumers; and
- you are on the cusp of becoming the first federally licensed cannabis company to complete an IPO on a major US stock exchange.

Please revise each of these sections to provide a balanced discussion by clarifying the following:

- the number of Licensed Producers and Licensed Dealers under applicable law and regulations in Canada and that many of them were licensed before or at approximately the same time you were licensed;
- that there are more than 1,000 pending Licensed Producer applications;
- in addition to the anticipated automatic licensure of producers licensed for the medical cannabis market, new entrants will be permitted to obtain licenses for the adult use market;
- there are other Canadian licensed cannabis companies operating on multiple countries, as well as foreign companies that are operating in other countries;
- your exclusive rights to bring broad based products to Canadian consumers is a license agreement with respect to certain brands, as opposed to a grant by the Canadian government to be an exclusive provider of a category of cannabis product;
- some of your competitors are listed on NASDAQ and the Toronto Stock Exchange; and
- in the international markets, there are non-cannabis companies that are expanding into the cannabis market.

Our Brands and Products, page 3

3.   To place your disclosure in appropriate context, please expand your discussion to include the marketing and promotional regulations that are expected to apply to your adult use products, as referenced on pages 26 and 83. Additionally, explain how the proposed restrictions on promotion, marketing and advertising are likely to impact your attempts to develop your brand.

4.   Please tell us whether this offering is contingent upon legalization of adult use in Canada and if so, please revise your disclosure accordingly. Please also expand your summary to discuss the impact of new entrants pending the adoption of federal legislation approving

adult use and corresponding legislation at the provincial level.

Sales and Distribution, page 4

5.   We note your disclosure that you've entered into a binding letter of intent with Sandoz Canada Inc. Please expand your disclosure to clarify, if true, that your commercial agreement is subject to completion of definitive documentation.

Emerging Growth Company Status, page 5

6.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Risks Associated with our Business, page 5

7.   Please expand your disclosure to highlight the risk of conflicts of interest resulting from outside business activities of your officers and directors as well as Privateer Holdings.

8.   Please relocate this discussion to immediately follow the discussion of your strengths.

9.   Please expand your disclosure to highlight the risk that your debt agreements with Privateer Holdings provide that outstanding obligations are payable on demand.

Risk Factors
Risks Related to our Adult-Use Cannabis Business and the Proposed Adult-Use Cannabis Industry in Canada, page 13

10.   Please include a risk factor identifying the potential side effects of cannabis use, such as that it has been linked to the development of schizophrenia and other psychoses, an increase in symptoms for individuals with bipolar disorder, increased risk for the development of depressive disorders, impairment of learning, memory and attention capabilities, etc.

We are dependent upon regulatory approvals..., page 13

11.   Please clarify how often you will need to renew your regulatory approvals.

The Cannabis Act may not be implemented, or may be implemented in a way that is significantly different from our current expectations..., page 18

12.   Please revise this discussion to clarify that it is currently anticipated that marketing restrictions will include health warnings, restrictions on your ability to brand your product, including plain packaging requirements, and a ban on advertising. Additionally, please revise the discussion to explain how your plans to distinguish your products from your competitor's products and your plans to obtain exclusive licenses to produce

Brendan Kennedy
Tilray, Inc.
April 17, 2018
Page 4

products using various brands and images may be impacted by the proposed restrictions.

The adult-use cannabis market in Canada may become oversupplied... , page 20

13. Please expand your risk factor to include the consequences of failing to comply with anticipated packaging, labeling and advertising restrictions on producers in the adult use market.

Our business is subject to a variety of U.S. and foreign laws..., page 21

14. We note your disclosure that you believe you are not subject to the Controlled Substances Act or the Controlled Substances Import and Export Act. To place this risk factor in appropriate context, please expand your disclosure to include the activities conducted from the Company's principal executive offices located in Seattle.

We may not realize the full benefit of our licenses if the licensed material has less market appeal than expected ..., page 35

15. Please revise your discussion to clarify that the restrictions on marketing and branding may hinder your ability to realize value from your licenses. To the extent you are aware of other factors that may also hinder your ability to benefit from your licenses, please disclose them in this discussion.

Future changes in our relationship with Privateer Holdings may cause our business to be adversely affected. , page 37

16. We note your disclosure that the shared services, licenses and industry benefits you enjoy due to your relationship with Privateer may be disrupted or eliminated if Privateer sells a substantial portion of its Class 1 shares. Please expand this discussion to identify any agreements and related services that are terminable if Privateer ceases to hold a controlling interest.

Future sales or distributions of our securities by Privateer Holdings could cause the market price for our Class 2 common stock to fall. , page 38

17. Please revise this discussion to disclose when the lock up agreements terminate, rather than cross referencing to another discussion in your document.

Risks Related to the Offering and Ownership of Our Class 2 Common Stock , page 38

18. Please include a separate risk factor discussing the possibility that having two classes of common stock may result in your Class 2 common stock being undervalued.

A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market ..., page 39

19. Please revise this discussion to disclose when the lock up agreements expire and describe

the volume limitations.

Dividend Policy, page 45

20. If accurate, please revise your discussion to clarify that any dividends declared will be declared on both Class 1 and Class 2 common stock, and at the same rate per share.

Use of Proceeds, page 45

21. Please expand your disclosure to include the amount of proceeds to be allocated among each planned use and the sources of funds needed to complete each use. Refer to Instruction 3 to Item 504 of Regulation S-K. Additionally, we note the $9.4 million outstanding under the mortgage on Tilray Nanaimo is due in June 2018 and the principal owed under the Privateer lending facilities is approximately $32 million. To the extent you plan to use proceeds from the offering to repay any loans, please revise the discussion to include this information.

Capitalization, page 46

22. Please revise your pro forma presentation to reflect the issuance of 75 million shares of Class 1 common stock to Privateer Holdings in January 2018.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Revenue Recognition, page 63

23. Please describe the sales incentive programs available to your customers that could require subsequent revenue adjustments (e.g. discounts and chargebacks), other than the recently discontinued customer loyalty award program. Revise your disclosure accordingly.

Critical Accounting Policies and Estimates
Stock-Based Compensation, page 65

24. Once you have an estimated offering price range, please explain to us the reasons for any differences between recent valuations of your common stock leading up to the IPO and the midpoint of your estimated offering price range. This information will help facilitate our review of your accounting for equity issuances, including stock compensation and conversion features for your preferred shares.

Letter from our CEO, page 67

25. Please place your statement referencing a "global paradigm shift" in appropriate context by including a brief statement of the status of your products under U.S. federal law.

26.   Please revise your letter to limit its content to supportable facts and balance your stated goals with the risks and obstacles you face. For purposes of example only:

- Balance your stated goal of becoming the most trusted cannabis company with the sometimes negative perception associated with the non-medical use of cannabis and the potential health concerns related to non-medical use.
- Balance the statement that you are nearing the completion of a milestone of being the first federally licensed cannabis company to complete an IPO on a major US stock exchange to also disclose that the two class structure may result in the Class 2 shares being volatile and undervalued.
- Delete the statement that you are improving people's lives.

Business, page 68

27.   We note your references to the following agreements or letters of intent:

- Sandoz Canada – to market your products to health practitioners and pharmacists and to co-develop new products;
- Nowega – cooperative agreement;
- Subsidiary of Privateer – brand licensing and proprietary formulation agreement;
- Leafly – data license agreement;
- Privateer – corporate services agreement;
- The agreement granting you exclusive rights to produce and distribute a broad based portfolio of adult use brands and products in Canada;
- Shoppers Drug Mart; and
- Pharmasave Drugs.

Please revise your document to include a discussion of the material terms of each agreement, including but not limited to the nature of mutual understandings relating to any letter of intent, any exclusivity agreements, each party's rights and obligations under the agreement, products that are subject to the agreement, material payments made or received to date, termination and expiration provisions, the identity of the other party to the agreement and rights to products resulting from co-development agreements.

We note that most of the agreements have not been filed as exhibits. Please tell us the basis for your determination that they are not required to be filed. Refer to Item 601(b)(10)of Regulation S-K.

Our Company, page 68

28.   Please revise the discussion of your competitive advantage to clarify that the same competitive advantage will apply to all similarly licensed cannabis companies when adult-use cannabis is legalized in Canada.

Our Opportunity , page 72

29.   Please disclose the number of producers that are GMP certified.

Our Operations, page 78

30.   Please provide the basis of your belief that Tilray Nanaimo is one of the world's most sophisticated, technically advanced, licensed cannabis production facilities.

31.   We note that you are repurposing greenhouses in Enniskillen, which you expect to be licensed under ACMPR. Please tell us about the licensing requirements. If licensing requires an inspection and/or a regulatory assessment related to qualifications, it is not appropriate to conclude that you expect to be licensed. In such case you may state that you plan to apply for a license under ACMPR.

Clinical Trials, page 81

32.   With respect to the clinical trials identified, please expand your disclosure to identify your role with respect to the trials and and describe your rights and obligations. For example, for each trial, identify where your role is limited to supplying the study drug and, where you have a funding obligation, please revise to quantify such obligation. If applicable, revise to include any right to milestone payments or royalties.

Patents and Proprietary Programs, page 81

33.   With respect to the three patents you describe, please tell us if these patents were granted or if they are pending patent applications? If they were granted, please disclose when they are scheduled to expire.

34.   With respect to the 22 issued or pending patents, please describe the nature of the patents and identify the owner of the patent and any material licensing provisions. To the extent your operations are substantially dependent on the licenses, please file them as exhibits or explain the basis for your belief that you are not required to file them.

Corporate Services Agreement, page 98

35.   Please describe the types of services provided under the agreement.

General

36.   Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

     You may contact Frank Wyman at (202) 551-3660 or Sharon Blume at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Christine Westbrook at (202) 551-5019 or Suzanne Hayes at (202) 551-3675 with any other questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Alan Hambelton, Esq.